OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-65708

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Stanwich Advisors LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

596 South Hollow Rd.
(No. and Street)

Stowe	VT	05672
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard M. Feldman	212-392-4838	rfeldman@mavenstrategic.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Charles Daugherty, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Stanwich Advisors, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

February 23, 2022

Signature:

Title: Managing Member

Notary Public

BECKY A. WOLF
Notary Public - State of Florida
Commission # HH 015078
My Comm. Expires Jun 25, 2024
Bonded through National Notary Assn.

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STANWICH ADVISORS, LLC

Annual Statement of Financial Condition

As of December 31, 2021

Stanwich Advisors, LLC
Annual Statement of Financial Condition Index
As of December 31, 2021

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Stanwich Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Stanwich Advisors, LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company

We have served as the Compnay's auditor since 2020.
Abington, Pennsylvania
February 5, 2022

Stanwich Advisors, LLC
Statement of Financial Condition
As of December 31, 2021

Assets		
Cash	$	54,560
Placement fees receivable		50,625
Prepaid expenses		9,034
Other assets		4,337
Total Assets	$	118,556
Liabilities and Members' Equity		
Liabilities:		
Accounts payable and accrued expenses	$	13,155
Total Liabilities		13,155
Commitments and Contingencies		
Members' equity		105,401
Total Liabilities and Members' Equity	$	118,556

See accompanying notes to the Statement of Financial Condition

1. Summary of Significant Accounting Policies

Nature of Operations

Stanwich Advisors, LLC (the "Company") was formed as a limited liability company under the laws of the State of Connecticut. The liability of the members for the losses, debts and obligations of the Company is limited to their capital contributions. The Company is a broker dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company will continue for an indefinite period of time. The Company provides consulting, advisory and capital raising services to private equity fund managers ("Clients").

Basis of Presentation

Although the Company has implemented many cost cutting efforts, future revenue opportunities remain limited. However, management believes that its current projected cash inflows from operations for the coming year, combined with any needed infusions of capital will be sufficient to fund any expenses it expects to incur during the same period of time. As such, the Statement of Financial Condition has not been adjusted to reflect any issues of going concern.

Placement Fees Receivable

Placement fees receivable are typically due over an agreed upon number of years commencing upon the commitments of capital. There were no placement fees receivable past due on December 31, 2021 in accordance with the terms of the respective agreement. Management regularly assesses the need for an allowance against receivables. When deemed necessary, the allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of Clients. No allowance for doubtful accounts for the placement fees receivable was considered necessary at December 31, 2021. Placement fees receivable at January 1, 2021 and December 31, 2021 were $349,479 and $50,625 respectively.

Property and Equipment

Property and equipment are stated at cost and were fully disposed of by December 31, 2021. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated useful service lives using the straight-line method. Leasehold improvements are amortized over the shorter of the estimated useful lives or the lease term. Expenditures for property and equipment are capitalized and depreciated over their service lives. Related maintenance and repairs are expensed as incurred. When capitalized assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period.

Revenue Recognition

The Company recognizes consulting and advisory fees at the point in time that performance of obligations under the respective arrangements are completed. Such obligations include, but are not limited to, marketplace analysis, preparation of required placement memoranda and market presentations and initial investor introductions. Placement fee revenues are recognized as earned which is upon commitments of capital from investors identified by the Company, the price is fixed or determinable, and collection is reasonably assured. In the event it is decided capital will not be called, any related revenue previously earned by the Company would be written-off.

1. Summary of Significant Accounting Policies (continued)

Income Taxes
Under provisions of the Internal Revenue Code, limited liability companies that are treated as partnerships are not subjected to income taxes, and any income or loss realized is taxed to the individual members. Accordingly, no provision for Federal income taxes appear on the Statement of Financial Condition. Under Connecticut Tax Code, a Connecticut limited liability company is subject to taxes on income and loss at the entity level.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosure in the Statement of Financial Condition. The Company's 2018 through 2020 tax years are open for examination by Federal, state and local tax authorities.

Accounting Estimates
The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. The most significant estimate in the financial statements is the allowance for doubtful accounts. Actual results could differ from estimates.

Leases
The Company adopted ASC 842 which requires the recordation of a right-of-use asset and related lease liability on the Statement on Financial Condition. Such amounts are based on the net present value of future lease obligations, using the Company's effective cost of capital to impute interest. All leases were terminated by December 31, 2021.

2. Property & Equipment

Property and equipment were fully disposed of by December 31, 2021.

3. Regulatory Requirements

The Company is subject to the provisions of Rule 240.15c3-1 of the Securities and Exchange Commission (SEC Rule 15c3-1) which requires the Company to maintain minimum net capital of the greater of $5,000, or a ratio of aggregated indebtedness to net capital not exceeding 15 to 1.

At December 31, 2021, the Company's net capital balance as defined by the Rule 15c3-1 was $41,405, which exceeded the net capital requirement by $36,405. At December 31, 2021, the Company's aggregated indebtedness to net capital ratio as defined by SEC Rule 15c3-1 was 0.32 to 1.

The Company relies on Footnote 74 of the 2013 Release to the Securities and Exchange Act to be compliant with the provisions of SEC Rule 15c3-3.

4. Commitments and Contingencies

The Company may be subject to claims and lawsuits that arise primarily in the ordinary course of business. As of December 31, 2021, the Company was not involved in any such claims or lawsuits.

5. Income Taxes

The Company reports its results for tax purposes on a cash basis, which is different from its financial statement preparation. As such, for the current year, the Company experienced a taxable profit, and therefore accrued an amount for state tax expense in accordance with Connecticut pass through entity tax regulations of $900, based on a statutory tax rate of 6.99%. As a limited liability company, the Company is not subject to Federal tax liability; such liability is taxed to the individual member.

7. Concentration of Credit Risk

The Company maintains cash and savings accounts at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per insured bank account. At times during the year, balances exceeded insured limit. As of December 31, 2021, balances were below such insured limit.

The Company derives its revenue from a limited number of Clients. As of December 31, 2021, placement fees receivable from one Client represented 100% of total placement fees receivable.

8. Recently Issued Accounting Pronouncements

Credit Losses
In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments–Credit Losses (Topic 326) ("ASU 2016-13") to replace the incurred loss impairment methodology under current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The Company will be required to use a forward-looking expected credit loss model for accounts receivable, loans and other financial instruments. The Company has evaluated the impact of this standard and believes there is no effect on its financial statements, including accounting policies, processes and systems.

9. Subsequent Events

The Company has evaluated subsequent events through the date the Statement of Financial Condition was available to be issued. There have been no subsequent events requiring disclosure in the accompanying financial statement.